Exhibit 99.1

Nano Labs Announces Annual General Meeting

HONG KONG, October 13, 2026 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure provider and crypto treasury company, today announced that it will hold its 2026 Annual General Meeting of Shareholders (the “2026 Annual Meeting”) at 10 A.M. on November 24, 2026, Beijing time (9 P.M. on November 23, 2026, U.S. Eastern time) in 12F, China Yuangu Hanggang Technology Building, 509 Qianjiang Road, Shangcheng District, Hangzhou, Zhejiang, 310000, People’s Republic of China. The Company has established the close of business on October 16, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the 2026 Annual Meeting and any adjournments or postponements thereof. The purpose of the 2026 Annual Meeting is:

(1)	to authorize (a) a share consolidation of every ten shares with a par value of US$0.002 each in the Company’s issued and unissued share capital into one share with a par value of US$0.02 (the “Share Consolidation”) and (b) following the Share Consolidation, the re-designation of (i) 0.9 Undesignated Shares with a par value of US$0.02 each of such class or classes (however designated) (the “Undesignated Shares”) as Class A ordinary shares with a par value of US$0.02 each (“Class A Ordinary Shares”) and (ii) 0.1 Undesignated Shares as Class B ordinary shares with a par value of US$0.02 each (the “Class B Ordinary Shares”) (the “Share Re-designation”), subject to the condition that the closing price of the Company’s ordinary shares falls below US$1.00 per share for a consecutive period of 30 trading days (or such other period as the board may determine) and the effective date shall be within one year from the date of this resolution, assume that the Share Consolidation and the Share Re-designation become effective immediately, the authorized share capital of the Company shall be US$4,200,000 divided into 210,000,000 shares of par value of US$0.02 each, comprising (i) 109,714,110 Class A ordinary shares of a par value of US$0.02 each, (ii) 285,891 Class B ordinary shares of a par value of US$0.02 each, and (iii) 99,999,999 shares of a par value of US$0.02 each of such class or classes (however designated) as the board of directors of the Company (the “Directors”) may determine.

(2)	to authorize a share sub-division of every one (1) share with a par value of US$0.002 each in the Company’s issued and unissued share capital into ten (10) shares with a par value of US$0.0002 each (the “Share Sub-division”), subject to the condition that the closing price of the Company’s ordinary shares exceed US$100.00 per share for a consecutive period of 30 trading days (or such other period as the board may determine) and the effective date shall be within one year from the date of this resolution, assume that the Share Sub-division becomes effective immediately, the authorized share capital of the Company shall be US$4,200,000 divided into 21,000,000,000 shares of par value of US$0.0002 each, comprising (i) 10,971,410,910 Class A ordinary shares of a par value of US$0.0002 each, (ii) 28,589,090 Class B ordinary shares of a par value of US$0.0002 each, and (iii)10,000,000,000 shares of a par value of US$0.0002 each of such class or classes (however designated) as the Directors may determine.

(3)	to approve the appointment of MaloneBailey, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

Copies of the notice of the 2026 Annual Meeting and the form of proxy are available on the Company’s corporate investor relations website at https://ir.nano.cn.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure provider and crypto treasury company. Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies BNB, and committed to the product iPollo ClawPC A1 Mini, designed to support the OpenClaw AI Agent system and a broad range of applications, including gaming and entertainment, professional content creation, and intelligent office scenarios. For more information, please visit the Company’s website at: ir.nano.cn.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com